SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Sabesp” or “Company”), in compliance with the provisions of Article 157, Paragraph 4, of Law 6,404/76 and the provisions of Instruction 358 of the Brazilian Securities and Exchange Commission (“CVM”), dated January 3, 2002, as amended, in continuity to the Material Fact disclosed on January 15, hereby informs its shareholders and the market in general that the São Paulo State Energy and Sanitation Regulatory Agency (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) published Resolutions Nº 1,118 and Nº 1,119: (i) changing the schedule of the Third Ordinary Tariff Revision of Sabesp, due to the need of additional data and analysis for the opening of a public consultation regarding the P0 and X Factor; and (ii) changing to the Tariff Structure schedule, as follows:

Resolution Nº 1,118 - Third Ordinary Tariff Revision

Stage	Event	Period
9	Disclosure of the Preliminary Technical Note - Calculation of P0	February 9, 2021
10	Public consultation and public hearing - Calculation of P0	February 9, 2021 to March 8, 2021
11	Disclosure of the Detailed Report, Final Technical Note and Resolution regarding P0	April 9, 2021

Resolution Nº 1,119 - Tariff Structure Schedule

Stage	Event	Period
4	Disclosure of the Preliminary Technical Note with the proposal for the new tariff structure and the respective implementation plan	Up to February 9, 2021
5	Hold of the public consultation and public hearing on the Preliminary Technical Note published according to Stage 4	February 9, 2021 to March 8, 2021
6	Analysis of the contributions received, publication of the Final Technical Note, of the Detailed Report and of the Resolution on the tariff structure approved by Arsesp	Up to April 9, 2021

The Resolutions mentioned are available on ARSESP’s and Sabesp’s websites, in the Investor Relations page.

The Company will keep the market informed on the developments concerning this matter.

São Paulo, January 28, 2021.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 28, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.